
Mail Stop 3030

August 5, 2009

<u>VIA U.S. MAIL</u>

Mr. Glenn D. Bolduc
Vice President and Chief Financial Officer
Implant Sciences Corporation
107 Audubon Road
Wakefield, Massachusetts 01880

    Re: **Implant Sciences Corporation**
           Form 10-K for the year ended June 30, 2008
           Filed October 14, 2008
           Form 10-Q for the quarter ended September 30, 2008
           File No. 000-25839

Dear Mr. Bolduc:

       We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Martin James
                         Senior Assistant Chief Accountant